Exhibit 99.3

Press Release
For Immediate Publication

MOBIFON CLOSES SENIOR LOAN FACILITY
OF US$ 300 MILLION

Montreal, Canada and Amsterdam, the Netherlands, August 27, 2002 — Telesystem International Wireless Inc. (“TIW”) and ClearWave N.V (“ClearWave”) are pleased to announce that their Romanian subsidiary MobiFon S.A. (“MobiFon”) has closed a US$ 300 million senior loan facility led and arranged by the European Bank for Reconstruction and Development (“EBRD”). MobiFon is the largest GSM operator in Romania.

The 6 year senior loan financing consists of an EBRD loan of US$ 230 million, of which US$ 120 million was provided by international commercial banks. Co-lenders include ABN AMRO Bank N.V., Bank Austria Creditanstalt AG, Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. (FMO), Raiffeisen Zentralbank Oesterreich, Citibank N.A, Nordea and International Finance Participation Trust. ABN AMRO Bank N.V. and Bank Austria Creditanstalt AG acted as Joint Mandated Arrangers and Underwriters of the commercial bank syndication.

Two parallel loans of US$ 35 million each from Export Development Canada and Nordic Investment Bank are also part of the financing. MobiFon will use the proceeds from the loan to repay all existing indebtedness and to fund its continued growth.

“The move from project financing to a corporate loan reflects the strong financial performance of MobiFon in recent years” said James J Jackson, Chief Financial Officer of ClearWave. “The new facility provides MobiFon with greater financial flexibility with regard to the use of its free cash flow, including distributions to its shareholders subject to meeting certain financial tests” added Mr. Jackson.

“This senior loan facility is the largest private sector loan in Romania since reforms began in the early 1990s” said Noreen Doyle, the EBRD’s First Vice President. “The success of the syndication illustrates the growing confidence that lenders have in providing long-term finance to well-managed, strong companies in the Romanian private sector” added Ms Doyle.

MobiFon leads the mobile communications market in Romania with 2,330,000 GSM customers at the end of June 2002. MobiFon launched the first GSM network in Romania, on April 15, 1997 under the brand name Connex. The Connex network covers 95 percent of the Romanian population and offers roaming services in 90 countries/areas, through 203 operators.

About TIW and ClearWave N.V.

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with over 3.5 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

In North America:	In Central/Eastern Europe:

Media:	Igor Prerovsky
Mark Boutet Telesystem International Wireless Inc. TEL.: (514) 673-8406 mboutet@tiw.ca	ClearWave N.V. TEL.: + 4202.7117.1551 igor.prerovsky@oskarmobil.cz

Investors: Serge Dupuis Telesystem International Wireless Inc. TEL.: (514) 673-8443 sdupuis@tiw.ca

Our web site addresses are: www.tiw.ca www.clearwave.cz www.connex.ro